			Exhibit 12

	TAUBMAN CENTERS, INC.

	Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	(in thousands, except ratios)

		Six Months Ended June 30
		2015	2014

	Income before income tax expense, equity in income of Unconsolidated Joint Ventures, and gain on dispositions, net of tax (1)	$63,780	$62,591

	Add back:
	Fixed charges	47,207	65,958
	Amortization of previously capitalized interest	1,028	2,105
	Distributed income of Unconsolidated Joint Ventures	31,079	26,743

	Deduct:
	Capitalized interest	(16,783)	(11,672)

	Earnings available for fixed charges and preferred dividends	$126,311	$145,725

	Fixed charges:
	Interest expense	$28,306	$51,564
	Capitalized interest	16,783	11,672
	Interest portion of rent expense	2,118	2,722

	Total fixed charges	$47,207	$65,958

	Preferred dividends	11,569	11,569

	Total fixed charges and preferred dividends	$58,776	$77,527

	Ratio of earnings to fixed charges and preferred dividends	2.1	1.9

(1)
In 2014, the gain on dispositions, net of tax, of $476.9 million, which includes the gain on dispositions of interests in International Plaza, Arizona Mills, and land in Syosset, New York related to the former Oyster Bay project, has been excluded from earnings for purposes of calculating the ratio of earnings to fixed charges and preferred dividends.